CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Catalyst Value Fund, Catalyst High Income Fund and Catalyst Total Return Income Fund (each a series of shares of beneficial interest of Catalyst Funds) of our report dated August 27, 2009 on the financial statements and financial highlights included in the June 30, 2009 Annual Report to the Shareholders of the above referenced funds.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania

October 28, 2009